UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No.__)1

Guilford Mills Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

401794201
(CUSIP Number)

October 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401794201	13G	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Wachovia Bank, National Association

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

Not Applicable. (a) ☐

(b)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 868,466 shares of Common Stock 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 868,466 shares of Common Stock 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,466 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.8%

12	TYPE OF REPORTING PERSON*

BK

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 401794201	13G	Page 3 of 6

Item 1.	(a).	Name of Issuer:
Guilford Mills Inc.
	(b).	Address of Issuer’s Principal Executive Offices:
4925 West Market Street Greensboro, North Carolina 27407

Item 2.	(a).	Name of Person Filing:
Wachovia Bank, National Association
	(b).	Address of Principal Business Office or, if None, Residence:
301 South College Street Charlotte, North Carolina 28288
	(c).	Citizenship:
United States
	(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share
	(e).	CUSIP Number:
401794201

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☒	Bank as defined in Section 3(a) (6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	☐	An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

CUSIP No. 401794201	13G	Page 4 of 6

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	☐	A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J);

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 868,466

(b)	Percent of Class: 15.8%

(c)	Number or shares as to which such person has:

(i)	Sole Power to Vote or Direct the Vote: 868,466 shares

(ii)	Shared Power to Vote or Direct the Vote: -0-

(iii)	Sole Power to Dispose or to Direct the Disposition: 868,466 shares

(iv)	Shared Power to Dispose or to Direct the Disposition: -0-

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 401794201	13G	Page 5 of 6

Item 10. Certifications.

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below Wachovia Bank, National Association certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

CUSIP No. 401794201	13G	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 2, 2003

Wachovia Bank, National Association
	By:	/s/ Colleen McCullum

Name: Colleen McCullum Title: Director